Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

(1) RESIGNATION OF EXECUTIVE DIRECTOR AND CHAIRMAN AND APPOINTMENT OF CHAIRMAN;

(2) PROPOSED RE-ELECTION AND ELECTION OF DIRECTORS AND SUPERVISORS;

AND

(3) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Resignation of Executive Director and Chairman and Appointment of Chairman

The Board announced in the 15th meeting of the 8th session of the Board convened on 21 December 2020 that Mr. Wang Chang Shun has tendered his resignation as the executive director of the Company, the Chairman of the Board, the chairman of the Strategic and Investment Committee of the Board and the member of the Nomination Committee of the Board with effect from 21 December 2020 due to his retirement. The Board also announced that it has approved the appointment of Mr. Ma Xu Lun as the Chairman of 8th session of the Board.

Proposed Re-election and Election of Directors

The Board announced that it has approved the proposed re-election and election of Mr. Ma Xu Lun and Mr. Han Wen Sheng as executive Directors of the 9th session of the Board for a term of three years, and Mr. Liu Chang Le, Mr. Gu Hui Zhong, Mr. Guo Wei and Mr. Yan Yan as independent non-executive Directors of the 9th session of the Board for a term of three years in the 15th meeting of the 8th session of the Board convened on 21 December 2020.

Proposed Re-election and Election of Supervisors

The Supervisory Committee announced that it has approved the proposed re-election of Mr. Li Jia Shi and Mr. Lin Xiao Chun as the shareholder representative Supervisors of the 9th session of the Supervisory Committee for a term of three years. The joint meeting of employees’ representatives meeting of the Company will be held for election of employees’ representative Supervisor for the 9th session of the Supervisory Committee for a term of three years.

Proposed Amendments to the Articles of Association of the Company

To meet the needs of business operation, the Company proposed to expand the scope of business of the Company to include aviation medical examination service. Accordingly, the articles of association of the Company has to be amended to reflect such change to the scope of business.

On 21 December 2020, the Company convened the 15th meeting of the 8th session of the Board, which considered and approved, among other matters, the resolution in relation to the proposed amendments to the relevant clauses of the articles of association of the Company.

General Information

A circular containing, inter alia, further details of the proposed re-election and election of Directors and Supervisors and the proposed amendments to the relevant clauses of the articles of association of the Company together with the notice convening the EGM will be dispatched to the Shareholders in due course.

RESIGNATION OF EXECUTIVE DIRECTOR AND CHAIRMAN AND APPOINTMENT OF CHAIRMAN

The board of directors (the “Board”) of China Southern Airlines Company Limited (the “Company”) announced in the 15th meeting of the 8th session of the Board convened on 21 December 2020 that Mr. Wang Chang Shun (“Mr. Wang”) has tendered his resignation as the executive director of the Company (the “Director”), the chairman of the Board (the “Chairman”), the chairman of the Strategic and Investment Committee of the Board and the member of the Nomination Committee of the Board with effect from 21 December 2020 due to his retirement.

Mr. Wang confirmed that he has no disagreement with the Board and there are no other matters in relation to his resignation that need to be brought to the attention of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) and the shareholders of the Company (the “Shareholders”).

Mr. Wang has played an important role in leading the Board and formulating the strategy of the Company. The Board would like to express its sincere gratitude to Mr. Wang for his valuable contributions to the Company during his tenure of office.

The Board also announced that it has approved the appointment of Mr. Ma Xu Lun as the Chairman of the 8th session of the Board in the same Board meeting.

PROPOSED RE-ELECTION AND ELECTION OF DIRECTORS

As the original term of appointment of each Director of the 8th session of the Board of the Company had expired on 20 December 2020, according to the consideration opinion and recommendations of the nomination committee of the Company, the Board proposed to re-elect and elect Mr. Ma Xu Lun and Mr. Han Wen Sheng as executive Directors of the 9th session of the Board for a term of three years and to re-elect and elect Mr. Liu Chang Le, Mr. Gu Hui Zhong, Mr. Guo Wei and Mr. Yan Yan as independent non-executive Directors of the 9th session of the Board for a term of three years in the 15th meeting of the 8th session of the Board convened on 21 December 2020. The appointment of Directors for the 9th session of the Board shall become effective upon the approval from the Shareholders at the forthcoming 2021 first extraordinary general meeting (the “EGM”) to be held in 2021.

Mr. Zheng Fan, Mr. Tan Jin Song and Mr. Jiao Shu Ge will not stand for re-election as Directors of the 9th session of the Board due to personal work arrangement. The term of office of retiring Directors shall expire upon the conclusion of the EGM and they will also resign as the chairmen and members of the relevant Board committees of the Company upon the conclusion of the EGM (if applicable). The retiring Directors confirm that there is no disagreement between them and the Company and there is no matter in relation to their retirement that need to be brought to the attention of the Shareholders. The Company would like to thank Mr. Zheng Fan, Mr. Tan Jin Song and Mr. Jiao Shu Ge for their contribution to the Company.

The details of each of the nominated Directors are set out in the Appendix I of this announcement.

PROPOSED RE-ELECTION AND ELECTION OF SUPERVISORS

Due to the original term of appointment of each supervisor (the “Supervisors”) of the 8th session of the supervisory committee (the “Supervisory Committee”) had expired on 20 December 2020, according to the recommendation of China Southern Air Holding Company Limited (“CSAH”), it is approved to nominate Mr. Li Jia Shi and Mr. Lin Xiao Chun as the shareholder representative Supervisors of the 9th session of the Supervisory Committee for a term of three years. The appointment of Supervisors for the 9th session of the Supervisory Committee shall become effective upon the approval from the Shareholders at the EGM.

The joint meeting of employees’ representatives meeting of the Company will be held before the EGM for election of employees’ representative Supervisor for the 9th session of the Supervisory Committee for a term of three years. The appointment of employees’ representative Supervisor shall become effective upon the conclusion of the EGM. The Company will make further announcement on the appointment of employees’ representative Supervisor of the 9th session of the Supervisory Committee.

The details of each of the nominated Supervisors are set out in the Appendix II of this announcement.

All members of the 8th session of the Board and the Supervisory Committee as well as all the senior management will continue to fulfill their respective duties of care and diligence and responsibilities in accordance with the laws, administrative rules, and the articles of association of the Company until the work for re-election and appointment of members of the Board and the Supervisory Committee is completed. The postponed re-election of the members of the Board and the Supervisory Committee will not affect the normal operation of the Company.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

To meet the needs of business operation, the Company proposed to expand the scope of business of the Company to include aviation medical examination service. Accordingly, the articles of association of the Company has to be amended to reflect such change to the scope of business.

On 21 December 2020, the Company convened the 15th meeting of the 8th session of the Board, which considered and approved, among other matters, the resolution in relation to the proposed amendments to the relevant clauses of the articles of association of the Company (the “Proposed Amendments”).

The details of the Proposed Amendments are as follows:

The original article 19 of the articles of association of the Company:

“Article 19

The business activities of the Company shall fall within the scope of operation approved by relevant competent authorities.

The scope of business of the Company covers: (1) provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; (2) undertaking general aviation services; (3) provision of aircraft repair and maintenance services; (4) acting as agent for other domestic and international airlines; (5) provision of air catering services; (6) engaging in other airline or airline-related business, (limited to insurance agency business personal accident insurance); (7) provision of airline ground services; (8) aviation training; (9) asset leasing services; (10) project management and technical consultancy services; (11) sales of aviation equipment; (12) travel agency business; (13) merchandise retail and wholesale; all subject to approval by company registration authorities.”

amended as:

“Article 19

The business activities of the Company shall fall within the scope of operation approved by relevant competent authorities.

The scope of business of the Company covers: (1) provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; (2) undertaking general aviation services; (3) provision of aircraft repair and maintenance services; (4) acting as agent for other domestic and international airlines; (5) provision of air catering services; (6) engaging in other airline or airline-related business (limited to insurance agency business personal accident insurance); (7) provision of airline ground services; (8) aviation training; (9) asset leasing services; (10) project management and technical consultancy services; (11) sales of aviation equipment; (12) travel agency business; (13) merchandise retail and wholesale; (14) health and medical examination services; all subject to approval by company registration authorities.”

Save for article 19 as stated above, other articles in the articles of association of the Company remain unchanged.

The Proposed Amendments are subject to the approval of the Shareholders by way of a special resolution at the EGM, and the completion of relevant filings or registrations (as applicable) with the relevant government authorities in the People’s Republic of China.

GENERAL INFORMATION

A circular containing, inter alia, further details of the proposed re-election and election of Directors and Supervisors and the Proposed Amendments together with the notice convening the EGM will be dispatched to the Shareholders in due course.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

21 December 2020

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

APPENDIX I

Biographical details of the candidates proposed to be re-elected and elected as Directors at the EGM are set out below:

Mr. Ma Xu Lun, male, born in July 1964 (aged 56), he graduated from the School of Mechanical Science & Engineering of Huazhong University of Science & Technology, majoring in industrial engineering. He has a Master’s degree of engineering and is a certified public accountant. He started his career in August 1984, and joined the Chinese Communist Party in October 1990. He has been the Vice President of China National Materials Storage and Transportation Corporation, the Deputy Director General of the Finance Department of the Civil Aviation Administration of China, the Vice President and Standing Member of Party Committee of Air China Corporation Limited. He was appointed as the Vice President of general affairs and the Deputy Party Secretary of Air China Corporation Limited in October 2002; and served as a director, the President and the Deputy Party Secretary of Air China Limited in September 2004. He served as a Party Member of China National Aviation Holding Company and a Director, the President and the Deputy Party Secretary of Air China Limited in December 2004, and the Vice President and a Party Member of China National Aviation Holding Company from February 2007. In December 2008, he was appointed as the Deputy Party Secretary of China Eastern Air Holding Company and the President and the Deputy Party Secretary of China Eastern Airlines Corporation Limited. He served as the Secretary to the Party Committee and the Vice President of China Eastern Air Holding Company and the President of China Eastern Airlines Corporation Limited in October 2011. In November 2016, he served as a Director, the President and the Deputy Party Secretary of China Eastern Air Holding Company, and the Vice Chairman, the President and the Deputy Party Secretary of China Eastern Airlines Corporation Limited in December 2016. In February 2019, he served as the Director, the President and the Deputy Party Secretary of CSAH. In March 2019, he acted as the President of the Company. In May 2019, he acted as the Vice Chairman of the Company. In December 2020, he served as the President and Party Secretary of CSAH and Vice Chairman and President of the Company.

Mr. Han Wen Sheng, male, born in January 1967 (aged 53), graduated from the Management Department of Tianjin University, majoring in engineering management, with qualification of a Master’s degree. He obtained a Master’s Degree of Engineering and is an economist. He began his career in August 1987 and jointed in the Chinese Communist Party in May 1985. He served as the Deputy Director General of Cadre Training Center of the Company, the Director of The Research Bureau of the Company, the General Manager of the Labour Department and the Secretary of the CPC General Committee of the Company, the Deputy Director General and a member of Party Committee of the Commercial Steering Committee, the General Manager as well as the Deputy Party Secretary of the Sales and Marketing Department of the Company, and the General Manager and Deputy Party Secretary of Shanghai base. He acted as the Deputy Party Secretary and the Deputy Director General of the Commercial Steering Committee of the Company since December 2009 and the Party Secretary and the Deputy Director General of the Commercial Steering Committee of the Company since October 2011. He served as the Vice President and the Party Member of CSAH from October 2016. From November 2017, he served as the Vice President and the Party Member of CSAH and the Vice President and Party Member of the Company. He was appointed as a Director and the Deputy Party Secretary of CSAH and the Vice President of the Company in November 2018. From December 2018, he served as the Deputy Party Secretary of the Company. In January 2019, he served as a Director and Deputy Party Secretary of CSAH. In May 2019, he served as a Director of the Company. Currently, he also acts as the Vice Chairman of Sichuan Airlines Corporation Limited, a director of TravelSky Technology Limited and the Vice Director General of China Air Transport Association.

Mr. Liu Chang Le, male, born in November 1951 (aged 69), graduated from the Communication University of China with an Bachelor’s degree. He was conferred an honorary doctoral degree in literature by the City University of Hong Kong and an honorary doctoral degree in management sciences by the University of South China. Mr. Liu founded Phoenix Satellite Television in 1996. He has been the Executive Director, Chairman and Chief Executive Officer of Phoenix Media Investment (Holdings) Limited. Mr. Liu is currently a member of the Thirteenth National Committee of the Chinese People’s Political Consultative Conference (the “PCC”) and was a member of the Tenth and Eleventh National Committee of the PCC. He served as the Vice Chairman of the Subcommittee on Education, Science, Culture, Health and Sport of the Eleventh National Committee of the Chinese People’s Political Consultative Conference, and served as a member of Standing Committee of the Twelfth National Committee of the PCC. Mr. Liu was an Independent Non-executive Director of the Company from December 2011 to December 2017.

Mr. Gu Hui Zhong, male, born in November 1956 (aged 64), graduated from Zhengzhou University of Aeronautics and holds a Master’s degree. He graduated with a Master’s degree from Beihang University majoring in International Finance and is a senior accountant at a professor level. Mr. Gu is a Chinese Communist Party member and began his career in 1974. He served as the Deputy Chief and Chief of the General Office of Financial Division of Aviation Industry Department, the Director of International Affairs Financial Division of Aviation Industry Corporation of China, the General Manager of Zhongzhen Accounting Consultative Corporation, the Vice Director-General of Financial Department of Aviation Industry Corporation of China and the Deputy Director-General of Financial Department of State Commission of Science, Technology and Industry for National Defence. From June 1999 to February 2005, he acted as a member of Party Leadership Group and the Vice President of Aviation Industry Corporation of China I. From February 2005 to August 2008, he acted as a member of the Party Leadership Group, the Vice President and the Chief Accountant of Aviation Industry Corporation of China I. From August 2008 to January 2017, he acted as a member of Party Leadership Group, the Vice President and the Chief Accountant of Aviation Industry Corporation of China. He acted as the Chairman of AVIC I International Leasing Co., Ltd., the Chairman of AVIC I Financial Co., Ltd., the Chairman of CATIC International Holdings Limited, the Chairman of AVIC Capital Co., Ltd. and the Chairman of AVIC International Vanke Company Limited. Currently, he is serving as an external director of Ansteel Group Co., Ltd. and the Vice Chairman of the Accounting Society of China. He has been serving as an Independent Non-executive Director of the Company since December 2017.

Mr. Guo Wei, male, born in February 1963 (aged 57), holds a Master’s degree. He graduated from the University of Science and Technology of China. Mr. Guo is a senior engineer and a Chinese Communist Party member. He began his career in 1988. Mr. Guo served as Executive Director and the Senior Vice President of the Lenovo Group. Currently, he is the Executive Director, Chairman of the Board of Directors and Chief Executive Officer of Digital China Holdings Limited, the Chairman of Digital China Group Co., Ltd and the Chairman of Digital China Information Service Co., Ltd. In addition, Mr. Guo also served in a number of positions, such as a member of the Eleventh and Twelfth National Committee of the PCC, a member of the Fourth Committee of the Advisory Committee for State Informatization, the first President of China Strategic Alliance of Smart City Industrial and Technology Innovation, the Vice President of Digital China Industry Alliance and the Vice President of the Society of Management Science of China. Mr. Guo was an Independent Non-executive Director of the Company from June 2015 to December 2017.

Mr. Yan Yan, male, born in September 1957 (aged 63), holds a Master’s degree. He graduated from Princeton University in International Political Economy. From February 1982 to October 1984, he served as the Chief Engineer of Jianghuai Airplane Corp. He studied in Peking University from 1984 to 1986. He studied in Princeton University from 1986 to 1989. From June 1989 to February 1990, he served as an Economist in the World Bank. From March 1991 to January 1993, he served as a Research Fellow in the Hudson Institute. From January 1993 to February 1994, he served as the Director of Asia Business Development of US Sprint Corporation. From March 1994 to September 2001, he served as the Managing Director and Head of Hong Kong office of Emerging Markets Partnership, the management company of AIG Asian Infrastructure Funds. Since October 2001, he has been serving as the Founding Managing Partner of SAIF Partners. Currently, Mr. Yan is an Independent Non-executive Director of China Resources Land Limited; an Independent Director of TCL Corporation and Blue Focus Communication Group and 360 Finance Inc.; and a Director of ATA Creativity Global, Qingdao Haier Co., Ltd and Shanghai Welltech Automation Co., Ltd. In addition, Mr. Yan was a Non-executive Director of China Huiyuan Juice Group Limited, eSun Holdings Limited and Guodian Technology & Environment Group Corporation Limited and an Independent Non-executive Director of China Petroleum & Chemical Corporation in the last three years.

If the above candidates are appointed as Directors, each of them will enter into a service contract with the Company and shall hold their office until the expiry of the term of the 9th Session of the Board.

Pursuant to the “Administrative Measures on Directors’ Remuneration of China Southern Airlines Company Limited”, the annual basic emolument of a Director is determined with reference to the responsibilities, risk and contributions of his/her position.

Mr. Ma Xu Lun and Mr. Han Wen Sheng will not receive any director’s fee. The annual basic emolument of an independent non-executive Director of the 9th session of the Board is either RMB200,000 (before taxation) for each independent non-executive Director or be determined according to relevant national policies. The emolument of an independent non-executive Director of the 9th session of the Board is subject to the approval from the Shareholders at the EGM.

As at the date of this announcement, save as disclosed, the above Director candidates (i) had not held any directorships in other publicly listed companies in the last three years; (ii) had not had any relationship with any Directors, Supervisors, senior management, substantial or controlling shareholders of the Company; and (iii) had not had any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Each of the candidates for independent non-executive Directors has met the independence requirements as set out in rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

There is no other matter relating to the proposed appointment of Directors that needs to be brought to the attention of the Shareholders, nor is there any other information to be disclosed pursuant to any of the requirements of rule 13.51(2)(h) to (v) of the Listing Rules.

APPENDIX II

Biographical details of the candidates proposed to be re-elected as Supervisors at the EGM are set out below:

Mr. Li Jia Shi, male, born in May 1961 (aged 59), graduated from Party School of the Communist Party of China majoring in Economics Management and has a Bachelor’s degree. He has an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a qualified expert of political science. Mr. Li began his career in August 1976 and joined the Chinese Communist Party in June 1986. In February 1998, he served as the Party Secretary of Guangzhou Nanland Air Catering Company Limited and the Deputy Head (work as chair) of the Organization Division of the Party Committee of the CSAH in April 1999. Mr. Li served as the Head of the Organization Division of the Party Committee of CSAH in December 1999 and served as the Deputy Secretary of the Disciplinary Committee and the Director of the Disciplinary Committee Office of the Company in December 2003. Mr. Li served as the Secretary of the Disciplinary Committee, Standing Member of the Party Committee and the Director of the Disciplinary Committee Office of the Company in December 2007. Mr. Li has been a Supervisor of the Company since June 2009. He has been the Deputy Team Leader of the Discipline Inspection Commission of CSAH, member of Secretary of the Disciplinary Committee, the Director of the Disciplinary Committee Office and the Standing Member of the Party Committee of the Company in February 2012. He has acted as the Chairman of the Labour Union and the Standing Member of Party Committee of the Company in November 2017. He has acted as the Chairman of the Labour Union of CSAH and the Chairman of the Labour Union and the Standing Member of Party Committee of the Company from January 2018. He has served as the Chairman of the Labour Union of CSAH and the Chairman of the Labour Union of the Company since July 2018. He has served as the Chairman of the Supervisory Committee of the Company since May 2019 and the employees’ representative director of CSAH since August 2019.

Mr. Lin Xiao Chun, male, born in May 1971 (aged 49), graduated from the Peking University Law School with a Bachelor’s degree of laws, majoring in international law. He obtained his Master of Business Administration from the Beijing University of Technology and the City University of the United States and his Executive Master of Business Administration (EMBA) from the Tsinghua University School of Economics and Management. He obtained qualifications as an Enterprise Legal Adviser and a corporate lawyer. He started his career in July 1995, and joined the Chinese Communist Party in June 1995. He served as the Deputy Director of the legal department of the Company in October 2006, the Deputy General Manager of the legal department of the Company in January 2009, the Deputy Director of the legal department of CSAH and the Deputy General Manager of the legal department of the Company in December 2009, the Director of the legal department of CSAH in May 2013, and the General Manager of the Laws & Standards Division of CSAH and the General Manager of the Laws & Standards Division of the Company in April 2017. He has served as a Supervisor of the Company since May 2019.

If the above candidates are appointed as Supervisors, each of them will enter into a service contract with the Company and shall hold their office until the expiry of the term of the 9th Session of the Supervisory Committee.

Pursuant to the “Administrative Measures on Supervisors’ Remuneration of China Southern Airlines Company Limited”, the emolument of a Supervisor is determined with reference to the responsibilities, risk and contributions of his/her position.

Mr. Li Jia Shi will not receive any Supervisor’s fee. Mr. Lin Xiao Chun will not receive any Supervisor’s fee but will receive salary based on his position in the Company, the exact amount of which is determined by the working salary system of the Company.

As at the date of this announcement, save as disclosed, the above supervisor candidates (i) had not held any directorships in other publicly listed companies in the last three years; (ii) had not had any relationship with any Directors, Supervisors, senior management, substantial or controlling shareholders of the Company; and (iii) had not had any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

There is no other matter relating to the proposed appointment of Supervisors that needs to be brought to the attention of the Shareholders, nor is there any other information to be disclosed pursuant to any of the requirements of rule 13.51(2)(h) to (v) of the Listing Rules.